Lucas GC Limited

Room 5A01, 4th Floor, Air China Building, Xiaoyun Road

Sanyuanqiao, Chaoyang District

Beijing, China

March 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Pierce and Matthew Crispino

Re:	Lucas GC Limited
Registration Statement on Form F-1
Filed February 28, 2023
File No. 333-270107

Withdrawal of Acceleration Request - Registration Statement on Form F-1/A (File No. 333-270107)

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on March 31, 2023 in which we requested the effective date of the above-captioned Registration Statement (File No. 333-270107) on Form F-1/A be accelerated so that it would be declared effective at 5:00 p.m. EST on Friday, March 31, 2023, or as soon as thereafter practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We withdraw the request and we are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

/s/ Howard Lee
Howard Lee
Chief Executive Officer

cc:	DLA Piper UK LLP
ArentFox Schiff LLP